Exhibit 99.1

Link Motion Reports Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2017

BEIJING - April 10, 2018 - Link Motion Inc., formerly NQ Mobile Inc. (NYSE: LKM), a leading smart car and smart ride company, reported its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter and Full Year 2017 Financial Highlights:

•	Q4 2017 net revenues totaled $13.4 million, a 23.1% decrease from $17.5 million in Q4 2016; 2017 net revenues totaled $57.6 million, a 5.0% decrease from $60.6 million in 2016.

•	Q4 2017 GAAP net income attributable to Link Motion increased to $111.4 million or $1.10 per fully diluted ADS versus net loss of $111.2 million or $1.12 per fully diluted ADS in Q4 2016; 2017 GAAP net loss attributable to Link Motion was $5.3million or $0.05 per fully diluted ADS versus net loss of $127.6 million or $1.29 per fully diluted ADS in 2016.

•	At the end of 2017 cash, cash equivalents and term deposits increased to $319.8 million compared to $266.9 million at the end of 2016. In addition, the Company has a note receivable of $270.9 million from the Q4 2017 divestment of FL Mobile and sale of Showself.

2017 and Subsequent Operational Highlights:

•	Completed the FL Mobile Divestment and the Sale of Showself’s Live Social Video Business. The excess of total consideration over the carrying value of the disposed entities was $342.0 million. The Company recognized $161.5 million of gain in the fourth quarter and booked $180.4 million as deferred gain from the disposal of discontinued operations to be recognized when the receivables from purchasers are collected in future periods.

•	Shifted the corporate focus to becoming a leading smart car and smart ride company by leveraging Link Motion’s CarBrain platform. This rebranding from NQ Mobile Inc. to Link Motion Inc. and the ticker symbol for the Company’s ADS traded on the NYSE from “NQ” to “LKM”.

•	Formed a partnership with Hangzhou First Technology Co., a leading car design and engineering firm, to design Link Motion’s passenger-centric smart car for its future Smart Ride business.

•	Extended Link Motion’s product offerings beyond passenger cars to public transportation vehicles and was selected as the platform vendor for pure electric buses being demonstrated in the city of Qingdao.

•	Formed a partnership with Chery Automotive Co., to jointly develop a technology platform for the connected vehicle of the future including fully autonomous vehicles.

•	Established a partnership with Irdeto, one of the world leaders in digital platform security, to integrate its secure vehicle access solution into our CarBrain platform for new lines of connected and autonomous cars.

Management Commentary

“2017 was a transformational year for Link Motion, as we prepared the company to capitalize on the massive smart car opportunity we believe is in the early stages of its growth cycle,” said Dr. Vincent Shi, Founder and Chairman of Link Motion. “Our Company, NQ Mobile was founded for the smart phone revolution and today Link Motion is built for the upcoming smart car “revolution.”

“Over the last several months, we have made great strides in the development of our future businesses and have put in place the skilled talent needed to execute upon our operational plans. As we move forward into 2018, we expect to continue to form key partnerships with major industry players and have identified three key operational milestones we expect to achieve in 2018 including the commercial rollout of our Smart Ride business in the summer, the further growth of our CarBrain platform, and the resulting revenue growth from these new businesses.”

“Our entire management team is confident in our ability to ramp our smart car and smart ride businesses in the quarters to come. We are focused on delivering the key milestones for 2018.”

“To further support the transparency amongst our shareholder base and new institutional investors, Link Motion will be hosting investor and analyst events in China expected in the Summer of 2018 after our launch city is announced. As part of our new strategic investor relations and communication program, we plan to be aggressive with our progress updates and adhering to best practices in the United States and abroad. We also expect to be attending multiple investor conferences throughout 2018 in key global markets.” Concluded Dr. Shi.

Financial Results

The Company announced in a press release on December 14, 2017 (the “disposal date”) that it had completed the divestment of FL Mobile and sale of Showself’s Live Social Video Business (the “Divestments”). Accordingly, the financial results were deconsolidated as of December 14, 2017. The key financial information related to the Divestments for the period up to the disposal date, is quantified in the discontinued sections below. All results presented for the current period reflect these changes and the comparable periods presented have also been adjusted retrospectively.

Additionally, the excess of total consideration over the carrying value of the disposed entities was $342.0 million. The Company has recognized $161.5 million of gain in the fourth quarter, which represents the percentage of the cash received of the overall consideration. The remaining portion of the excess which represents the percentage of the consideration that is still receivable, is $180.4 million and recorded as deferred gain from the disposal of discontinued operations on the balance sheet. The Company will recognize these gains pro-rata as it receives cash from the purchasers in future periods.

Fourth Quarter 2017 Financial Results

Revenues

Net revenues in the fourth quarter of 2017 decreased 23.1% year-over-year to $13.4 million from $17.5 million in the same period in 2016.

Consumer Services revenues consist of advertising and other consumer services. Advertising revenues increased 14.2% year-over-year to $3.2 million from $2.8 million in the same period in 2016. The increase in advertising revenues was mainly due to overseas promotional business. Other services revenues decreased 17.6% year-over-year to $0.9 million from $1.1 million in the same period a year ago. The decrease in other service revenues was mainly due to lower premium consumer security revenues as a result of the Company moving away from premium subscription services to an advertising-based model.

Enterprise Mobility revenues decreased 31.2% year-over-year to $9.4 million from $13.6 million in the same period in 2016. The decrease in enterprise product revenues was mainly due to weakness in customer demand in the fourth quarter of the year compared to the same period of last year.

Cost of Revenues

Cost of revenues in the fourth quarter of 2017 decreased 45.3% year-over-year to $11.4 million from $20.8 million in the same period in 2016. The year-over-year decrease was primarily due to lower hardware sales within the enterprise business and lower customer acquisition cost within the consumer services segment.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2017 was $2.0 million from a gross loss of $3.4 million in the same period in 2016. Gross margin, or gross profit as a percentage of net revenues, was 15.2% in the fourth quarter of 2017, compared with negative gross margin of 19.2% in the same period in 2016.

Operating Expenses

Selling and marketing expenses in the fourth quarter of 2017 decreased 41.5% year-over-year to $1.2 million from $2.1 million in the same period in 2016. Non-GAAP selling and marketing expenses, which exclude share-based compensation decreased 42.9% year-over-year to $1.2 million from $2.1 million in the same period in 2016. The year-over-year decrease is primarily driven by a reduction in overall staff costs and lower overall marketing and advertising expenses.

General and administrative expenses in the fourth quarter of 2017 increased 135.5% year-over-year to $28.8 million from $12.2 million in the same period in 2016. Non-GAAP general and administrative expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 153.5% year-over-year to $28.7 million from $11.3 million in the same period in 2016. The year-over-year increase is primarily driven by a non-cash accounting treatment of allowance for bad debt in the quarter.

Research and development expenses in the fourth quarter of 2017 increased 98.2% year-over-year to $7.9 million from $4.0 million in the same period in 2016. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 93.8% to $7.8 million from $4.0 million in the same period in 2016. The increase is mainly due to the Link Motion business and development projects.

Impairment of goodwill and intangible assets in the fourth quarter of 2017 was $4.9 million as the result of a one-time, non-cash impairment of goodwill in the enterprise reporting unit.

Total operating expenses in the fourth quarter of 2017 decreased 63.5% year-over-year to $42.8 million from $117.2 million in the same period in 2016. The decrease was mainly the result of less impairment of goodwill and intangible assets in the period, offset by increases in general and administrative expenses and research and development expenses.

Non-GAAP operating expenses, which exclude share-based compensation, the amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets in the fourth quarter of 2017 increased 116.1% year-over-year to $37.7 million from $17.4 million in the same period in 2016. The increase is mainly due to the increase in general and administrative expenses and research and development expenses as described above. See below under the heading “Non-GAAP Financial Measures” for a discussion of Non-GAAP operating expenses and a reconciliation of such measure to the most comparable measure calculated under U.S. generally accepted accounting principles ("GAAP").

Share-based Compensation Expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $0.1 million in the fourth quarter of 2017, compared to $0.1million in the corresponding period in 2016.

Loss from Operations

Loss from operations in the fourth quarter of 2017 was $40.8 million, compared with $120.5 million in the same period in 2016.

Non-GAAP loss from operations, which excludes share-based compensation, amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets, was $35.6 million compared to $19.8 million in the same period in 2016. See below under the heading “Non-GAAP Financial Measures” for a discussion of Non-GAAP loss from operations and a reconciliation of such measure to the most comparable measure calculated under U.S. generally accepted accounting principles ("GAAP").

Foreign Exchange Gain/(Loss), Interest Expenses and Other Income

Foreign exchange gain was $1.2 million in the fourth quarter of 2017, compared with a loss of $0.6 million in the same period in 2016, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $4.8 million in the fourth quarter of 2017, compared with $6.1 million in the same period a year ago. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits. The decrease of interest expenses is mainly due to we early redeemed $ 88 million convertible debt.

Impairment Loss

In the fourth quarter of 2017, we recognized impairment losses of $1.4 million, primarily driven by one-time non-cash write-downs of long-term investments.

Income Tax

Income tax expense was $0.5 million in the fourth quarter of 2017, compared with income tax benefit of $3.1 million in the same period in 2016.

Discontinued Operations

The Company announced in a press release on December 14, 2017 that it had completed the divestment of FL Mobile and Showself’s Live Social Video Business. Accordingly, the financial statements of FL Mobile and Showself were deconsolidated as of the disposal date. Up to the disposal date, the total net revenues, net loss attributable to Link Motion, and net loss attributable to our non-controlling interests from FL Mobile in the fourth quarter of 2017 was $30.7 million, $13.2 million, and $8.4 million respectively. Up to the disposal date, the total net revenues, net income attributable to Link Motion, and net income attributable to our non-controlling interests from Showself in the fourth quarter of 2017 were $22.9 million, $3.3 million, and $1.7 million respectively. Loss from discontinued operations, net of income tax, was $16.6 million in the fourth quarter of 2017 compared to income of $11.2 million in the same period in 2016. Additionally, the excess of total consideration over the carrying value of the disposed entities was $342.0 million. The Company has recognized $161.5 million of gain in the fourth quarter, which represents the percentage of the cash received of the overall consideration. The remaining portion of the excess which represents the percentage of the consideration that is still receivable, is $180.4 million and recorded as deferred gain from the disposal of discontinued operations on the balance sheet. The Company will recognize these gains pro-rata as it receives cash from the purchasers in future periods.

Net Income/Loss

Net Income attributable to Link Motion was $111.4 million in the fourth quarter of 2017, compared with net loss of $111.2 million in the same period in 2016. Non-GAAP net income attributable to Link Motion, which excludes share-based compensation, interest expenses related to convertible debts ,fair value change of derivative liability and loss of early redemption of convertible debts, amortization of intangible assets arising from acquisitions, impairment losses from goodwill, intangible assets and investment, and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment, was $121.9 million in the fourth quarter of 2017, compared with non-GAAP net income attributable to Link Motion of $9.8 million in the same period in 2016. See below under the heading “Non-GAAP Financial Measures” for a discussion of Non-GAAP net income and a reconciliation of such measure to the most comparable measure calculated under U.S. generally accepted accounting principles ("GAAP").

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $319.8 million as of December 31, 2017.

Cash Flow

Net cash flow used in operations for the fourth quarter of 2017 was $13.7 million.

Fiscal Year 2017 Financial Results

Revenues

Net revenues for the fiscal year 2017 decreased 5.0% year-over-year to $57.6 million from $60.6 million in 2016.

Consumer Services revenues consist of advertising and other consumer services. Advertising revenues decreased 33.1% year-over-year to $10.4 million from $15.6 million in the same period in 2016. The decrease in advertising revenues was mainly due to lower overall activity within many of the traffic-related businesses as the Company prepares to optimize its operations and change focus to the smart car and smart ride businesses in the future. Other services revenues decreased 32.4% year-over-year to $4.0 million from $5.9 million in the same period a year ago. The decrease in other services revenues was mainly due to lower premium consumer security revenues as a result of the Company moving away from premium subscription services to an advertising-based model.

Enterprise Mobility revenues increased 10.3% year-over-year to $43.2 million from $39.2 million in the same period in 2016. The increase in enterprise mobility revenues was mainly due to stronger overall hardware sales of Trustek in the year.

Cost of Revenues

Cost of revenues for the fiscal year 2017 decreased 12.1% year-over-year to $56.6 million from $64.4 million in the same period in 2016. The year-over-year decrease was primarily due to lower overall customer acquisition costs associated with the overall smartphone related businesses and lower overall amortization cost of intangible assets arising from acquisition as impaired in 2017.

Gross Profit and Gross Margin

Gross profit for the fiscal year 2017 increased to $1.1 million from a gross loss of $3.7 million in 2016. Gross margin, or gross profit as a percentage of net revenues, was 1.8% for the fiscal year 2017, compared with a negative gross margin of 6.1% in 2016.

Operating Expenses

Selling and marketing expenses for the fiscal year 2017 decreased 37.4% year-over-year to $4.8 million from $7.6 million in 2016. Non-GAAP selling and marketing expenses for the fiscal year 2017, which exclude share-based compensation, decreased 33.5% year-over-year to $4.8 million from $7.2 million in 2016. The year-over-year decrease was primarily the driven by a reduction in overall staff costs and lower overall marketing and advertising expenses.

General and administrative expenses for the fiscal year 2017 increased 18.6% year-over-year to $57.8 million from $48.8 million in 2016. Non-GAAP general and administrative expenses for the fiscal year 2017, which exclude share-based compensation and the amortization of intangible assets arising from acquisitions, increased 53.1% year-over-year to $52.3 million from $34.2 million in 2016. The increase is primarily driven by a non-cash accounting treatment of allowance for bad debt expense.

Research and development expenses for the fiscal year 2017 increased 32.5% year-over-year to $17.4 million from $13.2 million in 2016. Non-GAAP research and development expenses for the fiscal year 2017, which exclude share-based compensation and the amortization of intangible assets arising from acquisitions, increased 37.2% to $17.1 million from $12.4 million in 2016. This year-over-year increase is mainly due to the Link Motion business and other development projects.

Impairment of goodwill and intangible assets for the fiscal year 2017 was $102.7 million which is mainly the result of a one-time, non-cash impairment of goodwill and intangible assets in the remaining portion of the Security and Others reporting unit and Enterprise reporting unit.

Total operating expenses for the fiscal year 2017 increased 8.5% year-over-year to $182.8 million from $168.5 million in 2016 driven mostly from the one-time, non-cash impairment of goodwill and intangible assets recorded during the year of $102.7 million.

Non-GAAP operating expenses, which exclude share-based compensation expenses, the amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets increased 37.8% year-over year to $74.2 million from $53.8 million in 2016.

Share-based Compensation Expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $5.6 million for the fiscal year 2017, compared to $12.6 million in the fiscal year 2016. The decrease in share-based compensation expenses was mainly due to less performance-based share options and equity granted in relation to acquisitions and performance in comparable periods.

Loss from Operations

Loss from operations for the fiscal year 2017 was $181.7 million, compared with $172.2 million in fiscal year 2016.

Foreign Exchange Gain, Interest Expenses/Income

Foreign exchange gain was $1.8 million for the fiscal year 2017, compared with a foreign exchange loss of $1.2 million in 2016. The gain in foreign exchange was primarily attributable to the fluctuation in foreign exchange rates. Interest expenses were $24.0 million for the fiscal year 2017, compared with $11.7 million in 2016. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Impairment Loss

In the fiscal year 2017, we recognized impairment losses of $3.5 million, primarily driven by one-time non-cash write-downs of long-term investments.

Income Tax

Income tax benefit was $0.7 million for the fiscal year 2017, compared with income tax benefit of $4.8 million in 2016.

Discontinued Operations

The Company announced in a press release on the disposal date that it had completed the divestment of FL Mobile and sale of Showself’s Live Social Video Business. Accordingly, the financial results were de-consolidated as of the disposal date. Up to the disposal date, the total net revenues, net loss attributable to us, and net loss attributable to our non-controlling interests from FL Mobile in the fiscal year 2017 was $152.3 million, $5.1 million, and $3.0 million respectively. Up to the disposal date, the total net revenues, net income attributable to us, and net income attributable to our non-controlling interests from Showself in the fiscal year 2017 was $112.7 million, $14.2 million, and $7.1million respectively. Income from discontinued operations, net of income tax, was $13.2 million in the fiscal year 2017 compared to $58.7 million in the same period in 2016. Additionally, the excess of total consideration over the carrying value of the disposed entities was $342.0 million. The Company has recognized $161.5 million of gain in the fourth quarter, which represents the percentage of the cash received of the overall consideration. The remaining portion of the excess which represents the percentage of the consideration that is still receivable, is $180.4 million and recorded as deferred gain from the disposal of discontinued operations on the balance sheet. The Company will recognize these gains pro-rata as it receives cash from the purchasers in future periods.

Net Loss/Income

Net loss attributable to Link Motion was $5.3 million for the fiscal year 2017, compared with Net Loss attributable to Link Motion of $127.6 million in 2016.

Non-GAAP net income attributable to Link Motion, which excludes share-based compensation, interest expenses related to convertible debts, fair value change of derivative liability and loss of early redemption of convertible debts, amortization of intangible assets arising from acquisition, impairment losses from goodwill, intangible assets and investments and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment was $137.0 million for the fiscal year 2017, compared with $21.8 million in 2016.

Cash Flow

Net cash used in operating activities for the fiscal year 2017 was $66.2 million.

Cash, cash equivalents, term deposits on December 31, 2017 totaled $319.8 million, as compared to $266.9 million on December 31, 2016. In addition, the company had $270.9 million in notes receivable at December 31, 2017. The substantial balance of cash, cash equivalents, term deposits and notes receivable as of December 31, 2017 resulted primarily from the divestment process as Link Motion shifts into a leading smart car and smart ride company.

Other Significant Events

The Company announced the effective date for the Corporate Name Change and Ticker Symbol Change

In a press release dated January 22, 2018, the Company announced that the board of directors had approved a rebranding effort around its new focus as a smart ride company. In conjunction with this rebranding, the Company proposed to change its name from “NQ Mobile Inc” to “Link Motion Inc” and change its ticker from “NYSE: NQ” to “NYSE: LKM” and scheduled an extraordinary general meeting of shareholders on February 27, 2018.

In a press release dated February 27, 2018, the Company announced the results of the Extraordinary General Meeting and resolved as a special resolution to change the Legal Name to Link Motion Inc. and the ticker to LKM.

In a press release dated March 12, 2018, the Company announced that the effective date of the corporate name change and ticker change would be effective at the opening of trading on the NYSE on March 14, 2018.

The Company engaged MZ Group to lead a strategic investor relations and shareholder communication program.

In a press release dated Feb 13, 2018, the Company announced it had engaged MZ Global, an International IR Specialist firm to lead a comprehensive strategic investor relations and financial communication program across all key markets. MZ Group works closely with management in executing a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community.

The Company releases a Letter to Shareholders from the Chairman of the Board.

In a press release dated February 7, 2018, the Company released a letter from the Chairman of the Board which can be found here: http://ir.lkmotion.com/phoenix.zhtml?c=243152&p=irol-newsArticle&ID=2330954

Conference Call Information

Link Motion Founder & Chairman Vincent Shi, CEO Zemin Xu, CFO Roland Wu, President Justin Chen and Vice President of Capital Markets, Matt Mathison will host the conference call, followed by a question and answer period.

To access the call, please use the following information:

Date:	Tuesday, April 10, 2018
Time:	8:00 p.m. ET, 5:00 p.m. PT, (April 11, 2018 - 8:00 a.m. HKT)
Toll-free dial-in number:	1-866-519-4004
International dial-in number:	+1-845-675-0437
Hong Kong:	+852-3018-6771
United Kingdom:	+44 203-621-4779
China Mainland:	4006208038 or 8008190121
Conference ID:	1355718

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay https://edge.media-server.com/m6/p/y9fj7vrj and via the investor relations section of the Company’s website here.

A replay of the conference call will be available after 11:00 p.m. Eastern time through April 17, 2018.

Toll-free replay number:	1-855-452-5696
International replay number:	+1-646-254-3697
Replay ID:	1355718

About Link Motion Inc.

Link Motion Inc. (“Link Motion” or the “Company”, NYSE: LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com or the company’s U.S. investor relations site here.

Non-GAAP Financial Measures

To supplement the Company's financial results prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Link Motion’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to Link Motion, which are adjusted from results based on GAAP to exclude share-based compensation expenses, interest expenses related to convertible debts and fair value change of derivative liability related to the convertible debts and the loss of early redemption of convertible debts, amortization of intangible assets arising from acquisitions, impairment losses from goodwill, intangible assets and investments, and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company's non-GAAP financial information is provided as additional information to help the Company's investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company's continuing operations and its prospects for the future. The Company's non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company's calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors' overall understanding of Link Motion’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to Link Motion, excluding share-based compensation expenses, interest expenses related to convertible debts and fair value change of derivative liability related to the convertible debts and loss of early redemption of the convertible debts, amortization of intangible assets arising from acquisitions, impairment losses from goodwill, intangible assets and investments, and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment are that these items has been and may continue to be a significant expense in the Company's business for the foreseeable future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

MZ North America

Chris Tyson

Managing Director

949-491-8235

LKM@mzgroup.us

www.mzgroup.us

Luke Zimmerman

Senior Associate

949-259-4987

LKM@mzgroup.us

www.mzgroup.us

LINK MOTION INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31, 2017	December 31, 2016
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	60,887	43,220
Term deposits	258,945	223,728
Accounts receivable, net of allowance of US$24,072 and US$16,423 as of December 31, 2017 and December 31, 2016, respectively	6,127	16,148
Inventory	1,659	1,922
Deferred tax assets, current portion	-	188
Prepaid expenses and other current assets, net of allowance of US$24,443 and US$7,144 as of Dec 31, 2017 and December 31, 2016, respectively	59,279	33,907
Receivable of security deposit for loan	88,062	-
Assets held for sale classified as current assets	-	176,585
Total current assets	474,959	495,698
Non-current assets:
Equity investments, net	87,404	67,911
Property and equipment, net	2,077	2,798
Intangible assets, net	1,694	9,067
Goodwill	1,668	118,851
Deferred tax assets, non-current portion	748	1,427
Investment prepayment	8,642	4,081
Other non-current assets	54,512	1,003
Notes receivable	270,882	-
Assets held for sale classified as non-current assets	-	152,792
Total Assets	902,586	853,628
LIABILITIES
Current liabilities:
Advance from customers	414	852
Accounts payable	9,845	8,537
Deferred revenue	4,583	4,626
Accrued expenses and other current liabilities	41,654	20,039
Tax payable	3,750	2,946
Short term borrowing	94,520	2,850
Derivative liability	4,696	-
Convertible debt	128,504	-
Consideration received from shareholder	-	46,521
Liabilities held for sale classified as current liabilities	-	73,272
Total current liabilities	287,966	159,643
Non-current liabilities:
Derivative liability	-	7,205
Convertible debt	-	207,040
Deferred tax liabilities	95	3,247
Deferred gain of disposal of subsidiaries	180,443	-
Liabilities held for sale classified as non-current liabilities	-	729
Total Liabilities	468,504	377,864
EQUITY
Link Motion Inc.'s shareholders' equity	446,030	385,843
Non-controlling interest	(11,948)	89,921
Total equity	434,082	475,764
Total Liabilities and Equity	902,586	853,628

LINK MOTION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	US$	US$	US$	US$	US$

Net Revenues
Consumer
Advertising	3,181	2,317	2,785	10,400	15,554
Other services	878	1,191	1,066	3,986	5,897
Enterprise
Enterprise mobility	8,887	13,790	13,165	42,250	36,944
Services	486	186	451	975	2,249

Total net revenues	13,432	17,484	17,467	57,611	60,644

Cost of revenues	(11,385)	(16,906)	(20,823)	(56,559)	(64,352)

Gross profit	2,047	578	(3,356)	1,052	(3,708)

Operating expenses:
Selling and marketing expenses*	(1,205)	(1,194)	(2,061)	(4,783)	(7,645)
General and administrative expenses*	(28,829)	(6,715)	(12,244)	(57,834)	(48,780)
Research and development expenses*	(7,887)	(2,573)	(3,980)	(17,447)	(13,165)
Impairment of goodwill and intangible assets	(4,878)	(17,254)	(98,902)	(102,736)	(98,902)

Total operating expenses	(42,799)	(27,736)	(117,187)	(182,800)	(168,492)

Loss from operations	(40,752)	(27,158)	(120,543)	(181,748)	(172,200)

Interest expense	(4,813)	(6,428)	(6,115)	(24,019)	(11,656)
Foreign exchange gain/(loss)	1,173	266	(604)	1,815	(1,200)
Realized gain/(loss) on disposal of a subsidiary	367	-	(2,963)	1,405	(2,963)
Investment income/(loss)	51	(17)	100	86	1,454
Impairment loss	(1,370)	(2,091)	(12,203)	(3,461)	(12,203)
FV change of derivative liability	5,020	(1,381)	(1,157)	2,508	(1,157)
Other(expense)/ income, net	(2,129)	542	739	(435)	2,774
Loss before income taxes	(42,453)	(36,267)	(142,746)	(203,849)	(197,151)

Income tax (expense)/benefit	(543)	572	3,121	711	4,835
Net loss from continuing operation	(42,996)	(35,695)	(139,625)	(203,138)	(192,316)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	US$	US$	US$	US$	US$
Discontinued operations:
(Loss)/Income from discontinued operations (net of income tax benefit/(expense) of US$3,510, US$1,211, US$(1,477) for three months ended December 31,2017, September 30, 2017 and December 31. 2016 respectively, and net of income tax benefit/(expense) of US$ 4,894 and US$ (4,392) for twelve months ended December 31,2017 and December 31, 2016, respectively)	(16,607)	10,567	11,195	13,234	58,713
Gain from disposal of discontinued operation	161,511	-	-	161,511	-
Income from disposal of discontinued operations, net of income tax expenses (net of income tax benefit/(expense) of US$3,510, US$1,211, US$(1,477) for three months ended December 31,2017, September 30, 2017 and December 31, 2016, respectively and net of income tax benefit/(expense) of US$ 4,894 and US$ (4,392) for twelve months ended December 31,2017 and December 31, 2016, respectively)	144,904	10,567	11,195	174,745	58,713
Net income/(loss)	101,908	(25,128)	(128,430)	(28,393)	(133,603)
Net loss/(income) attributable to the non-controlling interest
Net loss attributable to the non-controlling interest from continuing operation	2,762	4,670	20,799	27,127	23,164
Net loss/(income) attributable to the non-controlling interest from discontinued operation	6,711	(3,969)	(3,618)	(4,008)	(17,154)
Net income/(loss) attributable to Link Motion Inc.	111,381	(24,427)	(111,249)	(5,274)	(127,593)

Net income/(loss)	101,908	(25,128)	(128,430)	(28,393)	(133,603)
Other comprehensive income/(loss): Foreign currency translation adjustment	11,382	11,402	(9,319)	37,613	(28,362)
Comprehensive income/(loss)	113,290	(13,726)	(137,749)	9,220	(161,965)
Comprehensive income/(loss) attributable to non-controlling interest	9,056	(800)	19,918	19,870	10,579
Comprehensive income/(loss) attributable to Link Motion Inc.	122,346	(14,526)	(117,831)	29,090	(151,386)

Net earnings/(loss) per Class A and Class B common share, basic & diluted	0.2193	(0.0481)	(0.2238)	(0.0104)	(0.2588)
Net loss per Class A and Class B common share from continuing operations, basic & diluted	(0.0792)	(0.0611)	(0.2390)	(0.3487)	(0.3431)
Net earnings per Class A and Class B common share from discontinued operations, basic & diluted	0.2985	0.0130	0.0152	0.3383	0.0843
Net earnings/(loss) per ADS, basic & diluted	1.0965	(0.2405)	(1.1190)	(0.0520)	(1.2940)
Net loss per ADS from continuing operations, basic & diluted	(0.3960)	(0.3055)	(1.1950)	(1.7435)	(1.7155)
Net earnings per ADS from discontinued operations, basic & diluted	1.4925	0.0650	0.0760	1.6915	0.4215

Weighted average number of common shares outstanding:
Basic & Diluted	507,800,671	507,475,590	497,129,411	504,750,685	492,939,263
* Share-based compensation expenses included in:
Cost of revenues	6	7	(62)	124	(53)
Selling and marketing expenses	6	7	(39)	(21)	416
General and administrative expenses	126	163	369	5,522	12,350
Research and development expenses	-	-	(145)	(63)	(106)
Total	138	177	123	5,562	12,607

LINK MOTION INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2017	September 30, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(1,205)	(1,194)	(2,061)	(4,783)	(7,645)
Adjustment (a)	6	7	(39)	(21)	416
Non-GAAP selling and marketing expenses	(1,199)	(1,187)	(2,100)	(4,804)	(7,229)

General and administrative expenses under GAAP	(28,829)	(6,715)	(12,244)	(57,834)	(48,780)
Adjustment (a)	126	163	369	5,522	12,350
Adjustment (c)	-	-	551	-	2,270
Non-GAAP general and administrative expenses	(28,703)	(6,552)	(11,324)	(52,312)	(34,160)

Research and development expenses under GAAP	(7,887)	(2,573)	(3,980)	(17,447)	(13,165)
Adjustment (a)	-	-	(145)	(63)	(106)
Adjustment (c)	114	114	114	456	838
Non-GAAP research and development expenses	(7,773)	(2,459)	(4,011)	(17,054)	(12,433)

Loss from operations under GAAP	(40,752)	(27,158)	(120,543)	(181,748)	(172,200)
Adjustment (a)	138	177	123	5,562	12,607
Adjustment (c)	138	358	1,724	1,403	6,978
Adjustment (d)	4,878	17,254	98,902	102,736	98,902
Non-GAAP loss from operations	(35,598)	(9,369)	(19,794)	(72,047)	(53,713)

Net income/(loss) attributable to Link Motion Inc. under GAAP	111,381	(24,427)	(111,249)	(5,274)	(127,593)
Adjustment (a)	138	177	123	5,562	12,607
Adjustment (b)	3,474	8,730	8,325	27,848	15,646
Adjustment (c)	662	1,067	3,316	4,645	13,722
Adjustment (d)	6,248	19,345	111,105	106,197	111,105
Adjustment (e)	(49)	(570)	(1,814)	(1,997)	(3,727)
Non-GAAP net income attributable to Link Motion Inc.	121,854	4,322	9,806	136,981	21,760

Non-GAAP weighted average number of diluted ADS outstanding:
Basic	101,560,134	101,495,118	99,425,882	100,950,137	98,587,853
Diluted	102,031,817	101,896,886	100,371,595	101,475,544	99,723,579
Non-GAAP earnings per ADS, basic	1.1998	0.0426	0.0986	1.3569	0.2207
Non-GAAP earnings per ADS, diluted	1.1943	0.0424	0.0977	1.3499	0.2182

(a)  Adjustment to exclude the share-based compensation expenses for each period

(b)  Adjustment to exclude the interest expenses related to convertible debt, fair value change of derivative liability related to the convertible debts and loss of early redemption of convertible debts.

(c)  Adjustment to exclude the amortization of intangible assets arising from acquisitions

(d)  Adjustment to exclude impairment loss from goodwill, intangible assets arising from acquisitions and investment

(e)  To adjust income tax provision related to item (c) and (d). Deferred tax liabilities was recognized along with intangible assets recognized related to acquisitions. The amortization and impairment of such intangible assets resulted in reversal of corresponding deferred tax liabilities that impact deferred income tax expense. Other non-GAAP to GAAP reconciling items have no income tax effect *

*The reconciliation items (a) and (b) were recorded in entities in tax free jurisdictions hence no income tax implications.